Mail Stop 4561

June 27, 2008

David P. Anastasi
Chief Executive Officer
Captaris, Inc.
301 116th Avenue SE, Suite 400
Bellevue, WA 98004

      Re: Captaris, Inc.
               Form 10-Q for the three months ended March 31, 2008
               Filed on May 9, 2008
               Form 10-K for the fiscal year ended December 31, 2007
               Filed on March 17, 2008
               File No. 000-25186

Dear Mr. Anastasi:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 46

1.   We note that you present revenues and cost of revenues from both products and services as a single line in the consolidated statements of operations. The disclosures on page 31 appear to indicate that you are offering both products and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X. In addition, please indicate how you considered software revenue that is

recognized ratably in complying with Rule 5-03 of Regulation S-X. That is, since this revenue includes both products and services, indicate how you evaluate the nature of this revenue source in complying with Rule 5-03 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 3. Businesses Acquired, page 55

2.   Your disclosures indicate that you engaged a third-party valuation specialist to provide an estimated fair value for all identifiable intangible assets acquired in connection with the Castelle and CDT acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value to ascribe to the identifiable intangible assets acquired. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You may be required to include consents of experts as an exhibit to you Form 10-K because that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or because you intend to incorporate the filing by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

Form 10-Q for the quarterly period ended March 31, 2008

Note 1. Description of the Business and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 8

3.   We note that the majority of your consolidated cash and cash equivalents are held by CDT in Germany. We further note that in accordance with the capital maintenance rules under German law that CDT is prohibited from using its excess cash to satisfy the intercomany obligation. Please clarify the restrictions on the remittance of such funds and whether these funds can be or are intended to be used for general business purposes.

Foreign Currency Exchange Forward Contract Obligations, page 11

4.   We note that you entered into foreign currency exchange forward contracts and a cross-currency swap contract to mitigate the foreign currency risk on your intercompany loan with made to CDT. Tell us your consideration of providing all of the disclosures required by paragraphs 44 and 45 of SFAS 133. In addition, tell us your consideration of providing the disclosure requirements in SFAS 107.

5.   Your disclosures indicate that you recorded a $3.4 million loss as of March 31, 2008 in connection with a foreign currency exchange contract to mitigate the foreign currency risk on the intercompany loan made to CDT. Please clarify the

accounting guidance that you relied upon in your determination to offset this loss with a $3.4 million gain on the revaluation of the intercompany loan. In this regard, your response should address how you considered the guidance in paragraphs 20(a) and 131 of SFAS 52.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief